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                          February 24, 2021

       Heng Fai Ambrose Chan
       Chief Executive Officer
       Impact BioMedical, Inc..
       200 Canal View Boulevard, Suite 104
       Rochester, NY 14623

                                                        Re: Impact BioMedical,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed February 12,
2021
                                                            File No. 333-253037

       Dear Mr. Chan:

               Our initial review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations thereunder and the requirements of the form. More specifically, we note that the registration statement does not contain an audit report for the FY12/31/2019 financial statements as required by Item 11(e) to Form S-1. In addition, we note that you are not eligible under Item
       12 of Form S-1 to incorporate by reference to either the FY12/31/2018 or FY12/31/2019 financial statements contained in a Form 8-K by Document
Security Systems, Inc.

              We will provide more detailed comments relating to your registration statement following our review of a substantive amendment that addresses these deficiencies.

                                                        Please contact Joseph
McCann at (202) 551-6262 with any questions.





                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Darrin M. Ocasio